================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 FINAL AMENDMENT
                                (AMENDMENT NO. 1)
                          -----------------------------
                             IMS HEALTH INCORPORATED
                       (Name of Subject Company (Issuer))

       IMS HEALTH INCORPORATED (Offeror and Issuer) (Name of Filing Person
                   (Identifying status as Offeror, Issuer or
                                 Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    449934108
                      (CUSIP Number of Class of Securities)
                                ROBERT STEINFELD
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 1499 POST ROAD
                               FAIRFIELD, CT 06824
                                 (203) 319-4700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)
                                    Copy to:
                               Alan J. Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000

                            CALCULATION OF FILING FEE

================================================================================
      Transaction Valuation*           Amount of Filing Fee**
--------------------------------------------------------------------------------
           $603,094,829                        $55,485
================================================================================

-------------
* Estimated solely for the purpose of calculating the filing fee. This amount assumes an IMS Health Incorporated common stock price of $16.50 per share, the average of the high and low per share sales prices for IMS Health Incorporated common stock as reported on the New York Stock Exchange on January 8, 2003, and that the offeror acquires the full 36,540,129 shares of IMS Health Incorporated commons stock it is seeking in the exchange offer. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $71,031                      Filing Party:  Cognizant Technology Solutions Corporation
                                ----------                                  ---------------------------------------------
        Form or Registration No.:  333-101216                Date Filed:  November 14, 2002
                                  ------------                            -----------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] Third-party tender offer subject to           [X]  Issuer tender offer subject to Rule
            Rule 14d-l.                                        13e-4.

        [ ] Going-private transaction subject to          [ ]  Amendment to Schedule 13D under Rule
            Rule 13e-3.                                        13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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


        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO as filed on January 9, 2003 (as amended hereby, the "Schedule TO"), by IMS Health Incorporated, a Delaware corporation ("IMS Health"), relating to the offer (the "Exchange Offer") by IMS Health to its stockholders to exchange 0.309 shares of class B common stock of Cognizant Technology Solutions Corporation, a Delaware corporation ("Cognizant"), for each share of IMS Health common stock that IMS Health accepts in the Exchange Offer. In connection with the Exchange Offer, Cognizant has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-101216) (as amended through the date hereof, the "Registration Statement") to register up to 11,290,900 shares of Cognizant class A and class B common stock. The terms and conditions of the Exchange Offer are described in the offering circular-prospectus, which forms a part of the Registration Statement (the "Offering Circular-Prospectus") and the related Letter of Transmittal and Instructions thereto. A copy of the Offering Circular-Prospectus, the related Letter of Transmittal and Instructions thereto were previously filed on Schedule TO as Exhibit 12(a)(1)(i), 12(a)(ii) and 12(a)(vi), respectively.

        This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Act as amended.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Documents, including all schedules and annexes thereto, is incorporated herein by reference in response to all the applicable items of this Statement.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following language:

         The Exchange Offer expired at 12 midnight, New York City time, on February 6, 2003, and was not extended. 172,242,418 shares of IMS Health common stock were validly tendered and not withdrawn prior to the expiration of the Exchange Offer. IMS Health accepted 36,540,129 shares of IMS Health common stock and distributed 11,290,900 shares of Cognizant class B common stock in exchange. The final proration factor for the Exchange Offer was 21.115717%.

         On February 7, 2003 IMS Health issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is filed as Exhibit 12(a)(5)(ii) to this Amendment No. 1 and is incorporated herein by reference.

         On February 12, 2003, IMS Health issued a press release announcing the final result of the exchange Offer, a copy of which is filed as Exhibit 12(a)(5)(iii) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Item 6 of the Schedule TO is hereby amended and supplemented by replacing Item 6(c) with the following:

        (c) (1) - (2) None

        (c) (3) The information set forth in the section of the Offering Circular-Prospectus entitled "Capitalization--IMS Health Incorporated" is herein incorporated by reference.

        (c) (4) - (10) None

ITEM 12  EXHIBITS.

               Item 12 of the Schedule TO is hereby amended and supplemented by replacing the Index to Exhibits with the attached Index to Exhibits incorporated herein by reference.

                                    SIGNATURE

        After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               IMS HEALTH INCORPORATED

                                               By: /s/ Robert H. Steinfeld
                                                  ------------------------------
                                                   Robert H. Steinfeld
                                                   Senior Vice President,
                                                   General Counsel and
                                                   Corporate Secretary
Date:  February 13, 2003

                                INDEX TO EXHIBITS


EXHIBIT NO.            DESCRIPTION
-----------            -----------
12(a)(1)(i)            Offering Circular-Prospectus, incorporated by reference to the
                       Registration Statement, dated January 9, 2003.
12(a)(1)(ii)           Letter of Transmittal and Substitute W-9, incorporated by
                       reference to Exhibit 99.1 to the Registration Statement.
12(a)(1)(iii)          Notice of Guaranteed Delivery, incorporated by reference to
                       Exhibit 99.2 to the Registration Statement.
12(a)(1)(iv)           Letter to Brokers, incorporated by reference to Exhibit 99.3 to the Registration Statement.
12(a)(1)(v)            Letter to Clients, incorporated by reference to Exhibit 99.4 to the Registration Statement.
12(a)(1)(vi)           Participation Instructions, incorporated by reference to Exhibit
                       99.5 to the Registration Statement.
12(a)(1)(vii)          Form of Election, incorporated by reference to Exhibit 99.6 to the Registration Statement.
12(a)(1)(viii)         Instructions to Form of Election, incorporated by reference to
                       Exhibit 99.7 to the Registration Statement.
12(a)(1)(ix)           Letter to Stockholders from David M. Thomas, incorporated by reference to Exhibit 99.8 to the Registration Statement.
12(a)(4)               Offering Circular-Prospectus, incorporated by reference to the
                       Registration Statement, dated January 9, 2003.
12(a)(5)(i)            Newspaper Advertisement of Exchange Offer for Publication in U.S.
                       Newspaper.
12(a)(5)(ii)           Press Release, dated February 7, 2003.
12(a)(5)(iii)          Press Release, dated February 12, 2003.
12(b)                  Not Applicable
12(d)(i)               IMS Health's Definitive Proxy Statement pursuant to
                       Section 14(a) of the Securities Exchange Act relating to
                       its Annual Meeting of Shareholders to be held on May 3,
                       2002, incorporated by reference to Schedule 14A filed on
                       March 28, 2002.
12(d)(ii)              The Instruments Defining Rights of Security Holders
                       incorporated by reference to exhibits 4.1 through 4.3,
                       inclusive, and the Material Contracts filed as exhibits
                       10.5 through 10.22, inclusive, to IMS Health's Form 10-K
                       for the fiscal year ended December 31, 2001, filed on
                       March 21, 2002.
12(d)(iii)             The information set forth in and incorporated by reference to IMS
                       Health's Annual Report on Form 11-K pursuant to Section 15(d) of the Securities and Exchange Act of 1934, on June 28, 2002.
12(h)(i)               Tax Opinion of McDermott, Will & Emery, incorporated by reference to Exhibit 8.1 to the Registration Statement, dated January 9,
                       2003.
12(h)(ii)              Tax Opinion of McDermott, Will & Emery, dated Februrary 6, 2003.